Heskett & Heskett
Attorneys At Law
John Heskett	501 South Johnstone, Suite 501	Telephone (918) 336-1773
Zachary Hyden	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
--------------------------------------
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

December 14, 2010

John Reynolds, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Locan, Inc.

Registration Statement on Form 10

Filed July 22, 2008

File No. 000-53342

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated November 26, 2010, in reference to the Company named above.

General

1.

Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida Address.  Please advise supplementally.

Response:  The Company respectfully disagrees with the assertions contained within comment number one.  According to the PCAOB, Mr. Michael Cronin is unequivocally registered in the State of New York and the State of Florida.  As a courtesy, attached for your review, is a copy directly from the PCAOB’s website that unequivocally declares in Exhibit 1.5 titled “Additional Offices” that Mr. Cronin is registered with the PCAOB in New York and  Florida.

2.

We reissue comment one of our letter dated September 15, 2008.  Please revise your disclosure both in the risk factor and throughout the registration statement to indicate that your are a “blank-check company” within the meaning of Rule 419 and that any resales made by current shareholders will be made in compliance with Rule 419.

Response: Although the Company does not intend to engage in an offering of its common stock, the Form 10 has been amended to satisfy comment number two.  Specifically, the Form 10 has been amended as follows:

Page 4 of the Form has been by adding the additional paragraph:

“The Company also meets the definition of a “blank check company” in that it has no specific business plan other than to locate and merge with an unidentified company or companies.

Since inception through the date of the filing the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition or merger.”

The Following risk factors have been updated to include:

15.

As a blank check company, the Company must comply with Rule 419 of the Securities Act of 1933 if the Company undertakes an offering our of common stock.

The Securities Act of 1933 defines a “blank check company” as any development stage company issuing penny stock that has no specific business plan or purpose; or whose business plan is to merge with an unidentified company or companies.  Rule 419 of the Securities Act of 1933 requires, in the case of a registered offering of our stock, that the Company undertake certain procedural steps before any shares of stock or the proceeds of the offering are released.  Such, requirements include:

Depositing the net offering proceeds in escrow until an acquisition has been completed;

Depositing all securities related to the public offering into an escrow until the acquisition has been completed;

Conducting a reconfirmation offering to give public stockholders a chance to consider any proposed acquisition;

Giving each potential stockholder (investor) a chance to either approve the proposed acquisition and keep his (or her) shares; or reject the proposed acquisition and get 90% of his money back from the escrow.

16.

If our Common Stock does not meet certain shareholders may be unable to resell our Common Stock.

The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

17.

As a blank check company, our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others.  These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)

Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)

Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)

Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

(d)

Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)

Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska	Nevada	Tennessee
Arkansas	New Mexico	Texas
California	Ohio	Utah
Delaware	Oklahoma	Vermont
Florida	Oregon	Washington
Georgia	Pennsylvania
Idaho	Rhode Island
Indiana	South Carolina
Nebraska	South Dakota

If the company engages in an offering of our securities, any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

3.

Revise the disclosure throughout the registration statement to state that it is the Company’s belief that there was no sale:

Response: The Form 10 has been amended to include the requested language, as follows:

The Company believes that the 2008 Reorganization did not involve a “sale” of our securities.  If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act.

Rule 145(a) is designed to make available the protection provided by registration under the 1933 Securities Act to persons who are offered securities in a business combination.  The Company believes that the 2008 Reorganization did not involve a sale of our securities.  Pursuant to the Section 1081(g) of the Oklahoma General Corporation Act, the 2008 reorganization was consummated without the vote or consent of the Company’s stockholders.  In addition, the provisions of the Oklahoma General Corporation Act did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization.  The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act.

There is a risk that the United States Securities and Exchange Commission could later determine that the 2008 Reorganization did involve a “sale” of our securities.  Such a determination could have substantial consequences on the company and the shareholders.  For example, the Company could be required to file a registration statement of all the issued and outstanding shares of common stock before they were eligible to be traded. In addition, section 5 of the Securities Act of 1933 makes it unlawful for any person to sell securities unless there a registration statement in effect.  The SEC could further file suit against the Company for issuing the shares without filing a registration statement.  Under any scenario, the Company would likely not have sufficient funds to file a registration statement.

4.

Disclose whether or not the company is relying on opinion of counsel;

Response: The Company is relying upon the plain meaning of Rule 145 to conclude that no sale occurred.  Specifically, in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer”, “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act.   The Company has not received an opinion of counsel.

5.

Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares;

Response:  Please see the response to comment No. 4.

6.

Please reconcile the statement in the second paragraph on page 4 that “During the fiscal period ended February 29, 2008, we consummated a reorganization which we refer collectively as the “2008 Reorganization” with the statement from your letter dated October 25, 2010 that “on March 7, 2008, Roadhouse merger reorganized its operations into a holding company structure (the “Reorganization”).

Response: Page 4 of the Form 10 was amended to correct the fiscal year date from February 29, 2008 to March 31, 2010.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc